

April 1, 2015

Rachael L. Schwartz, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022

Re: Brookfield Global Listed Infrastructure Income Fund Inc.
        File Nos. 333-202581 and 811-22570

Dear Ms. Schwartz:

On March 6, 2015, you filed a registration statement on Form N-2 for Brookfield Global Listed Infrastructure Income Fund Inc. (the "Fund") in connection with the Fund's issuance of transferable rights to its shareholders. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The third sentence in the first paragraph on the cover page states that the Rights being issued pursuant to this registration statement entitle holders to purchase one new Common Share of the Fund "for every [ ] Rights held." Please confirm to us that the Fund will not issue more than one Common Share for every three Rights held. Additionally, please explain to us how this offering of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940. See Association of Publicly Traded Investment Funds (SEC Staff No-Action Letter (Aug. 2, 1985)), and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-Action Letter (Dec. 11, 1991)).

In addition, the font on the cover page appears very small. Please confirm to us that the cover page will be printed in at least 10 point roman font. See Rule 420 under the Securities Act of 1933 (the "Securities Act").

Prospectus Summary — The Offer at a Glance — Purpose of the Offer (Page 1)

2.   The fifth paragraph of this section states that the Offer may provide Shareholders the ability to achieve "a greater yield on distributions" and, based on the Fund's "current annualized distribution rate," projects an "investment yield" on Shares of the Fund purchased in the Offer. Since the Fund's future distribution rates may include a return of capital which may not be considered a "yield," and since such projections may be an express or implied representation of future investment performance, please delete this paragraph and the identical paragraph on page 29 of the prospectus. See Rule 156(b)(2)(ii) under the Securities Act.

3.   The heading of the "Example of Dilution" table in this section includes the parenthetical "assuming the Subscription Price is the Formula Price." Please define "Formula Price" in this section.

Prospectus Summary — The Fund at a Glance — Investment Objective and Policies (Page 8)

4.   The third paragraph of this section states that derivatives may be included in the Fund's calculations of its compliance with its policies of investing at least 80% of its Managed Assets in equity securities of infrastructure companies and 40% of its Managed Assets in foreign securities. In addition, the disclosure in the "Management and fees" section on page 24 states that the Adviser receives an annual fee of 1% of the Fund's Managed Assets. Please disclose how derivatives will be valued for purposes of calculating "Managed Assets," and confirm to us that the Fund will not use notional value. Please also provide a definition of "Managed Assets" in this section.

This paragraph also provides that the Fund may invest up to 20% of its Managed Assets in fixed income securities, including below-investment grade rated securities. Please provide a maturity policy for the Fund's fixed income investments in this section and in the discussion of fixed income securities on page 52 of the prospectus, and add the term "junk bonds" to the description of "below-investment grade rated" securities. See Letter from Carolyn B. Lewis, Assistant Director, Division of Investment Management, to Matthew P. Fink, General Counsel, Investment Company Institute (Feb. 23, 1990).

5.   The penultimate paragraph in this section states that the Fund may make short sales. Please confirm to us that the fee table includes, as an expense, an estimate of the dividends and interest paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.105 (May 1, 2014).

This paragraph also states that the Fund may invest in investment companies. Since the prospectus fee table does not include a line item for Acquired Fund Fees and Expenses, please confirm to us that the Fund's fee table complies with Instruction 10.a to Item 3 of Form N-2.

Prospectus Summary — The Fund at a Glance — Distributions and Dividends (Page 10)

6.   The second paragraph of this section states that the Fund's distributions may include a return of capital. Please clarify the disclosure in this paragraph by adding that a return of capital is a return to investors of a portion of their original investment in the Fund.

The Offer — Over-Subscription Privilege (Page 32)

7.   The last sentence of this section states that the Fund will not offer or sell any Common Shares that are not subscribed for pursuant to the Primary Subscription or Over-Subscription Privilege. Please explain to us what the Fund will do with such shares, <u>e.g.</u>, de-register them.

Certain Investment Practices — *Borrowings and issuance of preferred stock.* (Page 56)

8.   The first sentence in this section states that the Fund intends to borrow money or issue preferred stock or debt. Please add to this section the disclosure in the "Leverage" section on page 10 of the prospectus that the Fund does not have any current intention to issue preferred stock or debt securities.

Management of the Fund — Portfolio Management (Page 83)

9.   Please provide Mr. Arnold's business experience during the past 5 years. <u>See</u> Item 9.c of Form N-2. Also, please clarify whether Mr. Noble and Mr. Arnold are "jointly and primarily responsible" for the day-to-day management of the Fund's portfolio. <u>See</u> Instruction to Item 9.c of Form N-2.

Certain Provisions of Maryland Law and of the Fund's Charter and Bylaws (Page 92)

10.   Since the Fund is a Maryland corporation, please confirm to us that the Fund has not opted-in to the provisions of the Maryland Control Share Acquisition Act, and provide a corresponding disclosure in this section. <u>See</u> Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

11.   Exhibit (l)(2) in this section states that the opinion and consent of counsel as to the legality of the securities being issued will be filed by amendment. Please ensure that this exhibit is filed in the next pre-effective amendment, and is consistent with the requirements described in Staff Legal Bulletin No. 19 (Oct. 14, 2011).

COMMENTS ON FORM N-CSR FILED 3/6/2015 AND OTHER FILINGS

12.   The staff noted that a portion of the Fund's 2014 distributions (approximately 6%) were categorized as a return of capital. When a fund makes return of capital distributions, we require that fund disclosures clearly reflect the component of the distribution that is a return of capital. In this regard:

- *12/31/14 Annual Report - Page 5 - Portfolio Statistics*: Please confirm to us that the "Annualized distribution yield" does not contain a return of capital. If it does, please do not use the term "yield," which implies "income," and clearly identify the portion of the distribution rate that is a return of capital.

- *Website*: The "Distribution" tab of the Fund's website does not identify components of the monthly distributions. If the Fund is making return of capital distributions, clearly identify the amount of those distributions in this disclosure.

- *4th Quarter 2014 Fact Sheet*: Please confirm that the "Annualized distribution yield" does not contain a return of capital. If it does, please do not use the term "yield," and clearly identify the portion of the distribution rate that is a return of capital.

13.   The "Asset Allocation by Sector" section on page 5 of the Annual Report indicates that 40.9% of the Fund's net assets are invested in the pipeline sector. Please provide additional risk disclosure regarding the Fund's exposure to the pipeline sector in the discussions of risk factors on pages 11 and 61 of the prospectus. Please also discuss the risks which the Fund faces as a result of the downturn experienced throughout the energy sector over the past several months.

14.   *Form N-PX filed on 8/27/2014*: Form N-PX was signed by the Fund's Chief Compliance Officer, rather than by the Fund's Principal Executive Officer (Kim Redding), as required by General Instruction F.2(a) of Form N-PX. Please re-file Form N-PX with the appropriate signature.

GENERAL COMMENTS

15.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

16.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act,

please identify the omitted information to us, preferably before filing the final pre-effective amendment.

18.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel